UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 333-191564

BOSTON CARRIERS, INC.

(Name of Registrant)

29 Karneadou Str., Athens 10675 Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Copies to:

Marc J. Ross, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, New York 10006

Telephone: (212) 930-9700

BOSTON CARRIERS, INC.

On February 14, 2017, Harris Frangos resigned as a member of the Board of Directors (the “Board”) of Boston Carriers, Inc. (the “Company”).

Effective March 3, 2017, the Board appointed William Corbett to serve as a Director of the Company.

On April 7, 2017, at the Annual Meeting of Shareholders of the Company, the Company’s shareholders approved: (i) a resolution granting the Board discretionary authority to amend the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock in a ratio between 1-for-2 to 1-for-30,000, with the exact ratio within that range to be determined by the board (the “Reverse Stock Split”); (ii) a resolution granting the Board discretionary authority to amend and restate the Company’s Amended and Restated Articles of Incorporation in order to provide more clarity and simplify the provisions relating to the Company’s capital structure and to authorize the creation of shares of “blank check” preferred stock; and (the “Charter Amendments”) (iii) the ratification of our independent registered public accounting firm (the “Auditor Ratification”).

As of March 3, 2017, the record date for the meeting, the Company had outstanding and entitled to vote 2,825,246,959 shares of common stock.

The vote for each proposal was as follows:

Proposal	For	Against	Withheld	Abstain
1. Reverse Stock Split	2,002,362,057	242,158,192		100,000

2. Charter Amendments	2,044,247,965	154,623,007		45,749,997

3. Auditor Ratification	2,141,923,000	86,904,969		15,793,000

 This report on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for the purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

The Company files reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of the Company are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Company and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Company’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOSTON CARRIERS, INC.

By: /s/ Antonios Bertsos
Antonios Bertsos
Date: April 14, 2017	Chief Executive Officer